Liberty Global Ltd.
(Commission File No.: 001-35961)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Not for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which the release, publication or distribution would be unlawful.

Opfikon, Switzerland, 23 September 2024 – 17:30 CEST

Decision of the Swiss Takeover Board

On August 23, 2024, the Swiss Takeover Board issued the following decision (Verfügung) (unofficial translation of the German original):
1.It is held that the intended selective opting-up clause in the articles of association of Sunrise Communications AG is valid under takeover law.
2.It is held that any transfers of Sunrise Class A Shares or Sunrise Class B Shares between or among Malone Shareholders and Fries Shareholders (each as defined in the intended selective opting-up clause in the articles of association of Sunrise Communications AG), including any exchange in which Fries Shareholders may acquire Sunrise Class B Shares from Malone Shareholders in exchange for Sunrise Class A Shares, do not trigger an obligation to submit an offer within the meaning of art. 135 FMIA, as long as the Malone Shareholders and the Fries Shareholders, as well as persons acting in concert with them for purposes of the mandatory offer obligation, do not exceed the aggregate threshold of 45 percent of the voting rights in Sunrise Communications AG.
3.It is held that the Sunrise Class A Shares or Sunrise Class B Shares held by Sunrise Communications AG or companies controlled by it are not indirectly held by Malone Shareholders and/or Fries Shareholders and that Sunrise Communications AG, based on the current records, is not currently acting in concert with the Malone Shareholders or the Fries Shareholders for purposes of the mandatory offer obligation.
4.Sunrise Communications AG is obliged to publish, in application of Art. 61 paras. 3 and 4 TOO, the holding of this decision, including a reference to the right of qualified shareholders to file an objection against this decision, as soon as the transaction described in this decision is implemented.
5.This decision will be published on the website of the Takeover Board after the publication by Sunrise Communications AG pursuant to the above item no. 4.
6.If this decision is not published, the above items no. 1 through no. 3 will only have legal effect in connection with the transaction described in this decision.
7.The fee payable by Sunrise Communications AG, Malone LG 2013 Charitable Remainder Unitrust, and Michael T. Fries, with joint and several liability, amounts to CHF 40,000.

A shareholder who can prove that they hold at least three percent of the voting rights in Sunrise Communications AG, whether exercisable or not (qualified shareholder, art. 56 TOO), and who has not yet participated in the proceedings, may file an objection against this decision. The objection must be filed with the Takeover Board within five trading days as from the publication of this decision. It must include a motion and a summary statement of grounds as well as proof of participation pursuant to art. 56(3) and (4) TOO (art. 58(3) TOO).

Sunrise Investor Relations Alex Herrmann +41 58 777 61 00 investor.relations@sunrise.net	Sunrise Media Relations media@sunrise.net 0800 333 000

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Not for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which the release, publication or distribution would be unlawful.

No Offer to Sell or Solicit

This communication is not an offer to sell or a solicitation of offers to purchase or subscribe for shares or a solicitation of any vote or approval. This document is not a prospectus within the meaning of the Swiss Financial Services Act and not a prospectus under any other applicable laws. Copies of this document may not be sent to, distributed in or sent from jurisdictions in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction and there shall be no sale of securities in any such jurisdiction.

This announcement is only addressed to and directed at specific addressees who: (A) if in member states of the European Economic Area (the EEA) are people who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) (the Prospectus Regulation) (Qualified Investors); and (B) if in the U.K., are “qualified investors” within the meaning of Article 2(e) of the UK version of the Prospectus Regulation as it forms part of domestic law in the U.K. by virtue of the European Union (Withdrawal) Act 2018 (the UK Prospectus Regulation) who are: (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Order); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (C) are other persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended)) in connection with the sale of any securities of the Company or any member of its group may otherwise lawfully be communicated or caused to be communicated (all such persons referred to in (B) and (C) being Relevant Persons). This announcement must not be acted on or relied on (i) in the U.K., by persons who are not Relevant Persons and (ii) in any member state of the EEA by persons who are not Qualified Investors. Any investment activity to which this announcement relates (i) in the U.K. is available only to, any may be engaged in only with, Relevant Persons; and (ii) in any member state of the EEA is available only to, and may be engaged only with, Qualified Investors.

This communication is an advertisement for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended) and underlying legislation. It is not a prospectus. A copy of any prospectus published by the Company will, if approved and published, be made available for inspection on the issuer’s website at www.libertyglobal.com subject to certain access restrictions.

This communication constitutes advertising in accordance with article 68 of the Swiss Financial Services Act. Such advertisements are communications to investors aiming to draw their attention to financial instruments. Any investment decisions with respect to any securities should not be made based on this advertisement.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the spin-off of Liberty Global’s businesses attributed to Sunrise into a separate publicly traded company (the Transaction), Sunrise has filed with the SEC a Registration Statement on Form F-4 (as amended, the Registration Statement). The Registration Statement was declared effective on September 20, 2024. Liberty Global will mail the definitive proxy statement/prospectus (the Proxy Statement/Prospectus) and other relevant documents to shareholders of Liberty Global as of the record date, August 28, 2024. LIBERTY GLOBAL SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT LIBERTY GLOBAL AND SUNRISE WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Liberty Global shareholders and investors may obtain free copies of the Proxy Statement/Prospectus and other relevant materials (when they become available) and other documents filed by Liberty Global and Sunrise at the SEC’s website at www.sec.gov. Copies of the Proxy Statement/Prospectus (and other relevant materials when they become available) and the filings that will be incorporated by reference therein may also be obtained, without charge, by contacting Liberty Global’s Investor Relations at ir@libertyglobal.com or +1 (303) 220-6600.

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Not for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which the release, publication or distribution would be unlawful.

Participants in the Solicitation

Liberty Global and its directors, executive officers and certain employees, may be deemed, under rules of the SEC, to be participants in the solicitation of proxies in respect of the proposed Transaction. Information regarding Liberty Global’s directors and executive officers is set forth in Liberty Global’s filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Transaction, the listing of the Sunrise shares for trading on the SIX Swiss Exchange (the SIX), any 2024 financial or operation guidance provided and other information and statements that are not historical fact. These forward-looking statements are subject to certain risks and uncertainties, some of which are beyond Liberty Global’s control, that could cause actual results to differ materially from those expressed or implied by these statements. Such risks and uncertainties include the risk that Liberty Global does not receive shareholder approval for the Transaction and/or related matters, Liberty Global’s ability to satisfy the other conditions to the Transaction on the expected timeframe or at all, the approval of the shares of Sunrise for listing on the SIX and the development of a trading market for them, the Liberty Global Board of Directors’ discretion to decide not to complete the Transaction for any reason, Liberty Global’s ability to realize the expected benefits from the Transaction, unanticipated difficulties or costs in connection with the Transaction, Sunrise’s ability to successfully operate as an independent public company and maintain its relationships with material counterparties after the Transaction and other factors detailed from time to time in Liberty Global’s filings with the Securities and Exchange Commission, including Liberty Global’s most recently filed annual report on Form 10-K, as it may be supplemented from time to time by Liberty Global’s quarterly reports and other subsequent filings.

These forward-looking statements speak only as of the date hereof. Liberty Global expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Global’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You are cautioned not to place undue reliance on any forward-looking statement.

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